UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Prospector Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-22077

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

370 Church Street
Guilford, Connecticut 06437

6.              Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Peter N. Perugini, Jr., Chief Financial Officer
Prospector Partners Asset Management, LLC
370 Church Street
Guilford, Connecticut 06437

7.               Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Prospector Partners Asset Management,
LLC 370 Church Street
Guilford, Connecticut 06437
(203) 553-6811
(maintains records as investment adviser)

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 5302
(877) 734-7862
(maintains records as fund administrator, fund accountant and transfer agent)

U.S. Bank N.A.
1555 North Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212
(414) 905-5528
(maintains records as custodian)

Quasar Distributors, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04140
(866) 251-6920
(maintains records as distributor)

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

  11.           Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Prospector Partners Asset Management, LLC
370 Church Street
Guilford, Connecticut 06437

12.           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC 3
Canal Plaza, Suite 100
Portland, Maine 04101

13.            If the fund is a unit investment trust (“UIT”) provide:

(a)  Depositor’s name(s) and address(es):

(b)  Trustee’s name(s) and address(es):

14.            Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- _____

Business Address:

15.            (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [  ] No

If Yes, state the date on which the board vote took place:

May 23, 2024

If No, explain:

(b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [  ] No

If Yes, state the date on which the shareholder vote took place:

September 6, 2024

If No, explain:

II.           Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes [  ] No

(a)   If Yes, list the date(s) on which the fund made those distributions:

On September 6, 2024, the shareholders of each of Prospector Capital Appreciation Fund and Prospector Opportunity Fund (each a “Target Fund”), series of Prospector Funds, Inc., approved an Agreement and Plan of Reorganization (“Plan”) under which each Target Fund would be reorganized into a corresponding, newly created series of Managed Portfolio Series (each, an “Acquiring Fund”) with the same objective, strategies, policies and risks. The Plan provided for (a) the transfer of all of the assets of the Target Funds to the corresponding Acquiring Funds in exchange for shares of the Acquiring Funds and the Acquiring Funds’ assumption of all of the Target Funds’ liabilities; (b) the distribution of shares of the Acquiring Funds to the shareholders of the corresponding Target Funds; and (c) the liquidation and termination of the Target Funds.

Each reorganization was consummated on September 9, 2024; on that date, in accordance with the Plan, each Target Fund’s shareholders became Acquiring Fund shareholders and received shares in the corresponding Acquiring Fund having a total dollar value equal to the total dollar value of the shares such shareholder held in the Target Fund immediately prior to the reorganizations.

(b)   Were the distributions made on the basis of net assets?

[X] Yes [  ] No

(c)   Were the distributions made pro rata based on share ownership?

[X] Yes [  ] No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)   Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.            Closed-end funds only:

   Has the fund issued senior securities?

    [  ] Yes [  ] No

 If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [  ] No

If No,

 (a)   How many shareholders does the fund have as of the date this form is filed?

 (b)   Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.          Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

  [  ] Yes [X] No

If Yes,

(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

[  ] Yes [  ] No

21.            Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes [X] No

If Yes,

   (a)   Describe the type and amount of each debt or other liability:

   (b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request for Deregistration

22.            (a)   List the expenses incurred in connection with the Merger or Liquidation:

i.  Legal expenses: $157,464

ii.  Accounting expenses: $8,672

  iii.  Other expenses (list and identify separately):

● proxy solicitation, printing and mailing: $12,448
● audit transitions fees: $11,000
● tail insurance coverage: $15,416

 iv.   Total expenses (sum of lines (i)-(iii) above): $205,000

  (b)    How were those expenses allocated?

   The expenses were allocated as follows.

Expense Type	Paid by Funds (Reorganization expense not subject to expense limitation)*	Paid by Funds (subject to expense limitation)	Paid Directly by Investment Adviser	Total
Legal expenses	$102,464	$25,000	$30,000	$157,464
Accounting expense	8,672	-	-	8,672
Proxy, printing and mailing	12,448	-	-	12,448
Audit transition fee	11,000			11,000
Tail insurance coverage	15,416			15,416
Total expenses	$150,000	$25,000	$30,000	$205,000
* As disclosed in the Form N-14 for the Reorganizations approved by shareholders and directors of the Target Funds, expenses of the Reorganizations were considered extraordinary expenses, which are excluded from each Target Fund’s expense limitation arrangement, and thus would be borne by the Target Fund notwithstanding the expense limitation.

(c)    Who paid those expenses?

See response to Item 22(b).

(d)    How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.             Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.             Conclusion of Fund Business

24.            Is the fund a party to any litigation or administrative proceeding?

                [  ] Yes [X] No

  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

  [  ] Yes [X] No

  If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.           (a)   State the name of the fund surviving the Merger:

Prospector Capital Appreciation Fund and Prospector Opportunity Fund, each a series of Managed Portfolio Series.

  (b)   State the Investment Company Act file number of the fund surviving the Merger:

811-22525

 (c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was filed as Exhibit B to Form N-14, filed on July 12, 2024, File No. 333-280799.

 (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Prospector Funds, Inc., (ii) he is the Secretary and Treasurer of Prospector Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Peter N. Perugini, Jr. Peter N. Perugini, Jr. Secretary and Treasurer